UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 28 November 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)
Results of Harmony’s annual general meeting
Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’)
advises shareholders that, at Harmony’s annual general meeting held on 25 November 2016, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company’s 2016 integrated annual report.
There were 439 780 983 ordinary shares in issue as at the date of the annual general meeting.
The voting results of the resolutions were as follows:
Ordinary
resolution 1:

Re-election of director: Cathie Markus
Shares voted
for (% total
shares voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.84% 0.16% 382 922 379 87.07% 0.23%
Ordinary
resolution 2:

Re-election of director: Karabo Nondumo
Shares voted
for (% total
shares voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
99.84% 0.16% 382 931 579 87.07% 0.23%
Ordinary
resolution 3:

Re-election of director: Vishnu Pillay
Shares voted
for (% total
shares voted)
Shares
voted
against (%
total
shares
voted)
Total shares
voted
(number)
Total shares
voted (% of
total shares
in issue)
Shares
abstained (%
of total
shares in
issue)
80.07% 19.93% 382 913 929 87.07% 0.24%

Ordinary
resolution 4:

Re-election of director: Andre Wilkens
Shares voted
for (% total
shares voted)
Shares voted
against (% total
shares voted)
Total
shares
voted
(number)
Total
shares
voted (%
of total
shares
in
issue)
Shares
abstained (%
of total
shares in
issue)
99.49% 0.51%      382 918 970 87.07% 0.24%
Ordinary
resolution 5:

Re-election of audit and risk committee member: John
Wetton
Shares voted
for (% total
shares voted)
Shares voted
against (% total
shares voted)
Total
shares
voted
(number)
Total
shares
voted (%
of total
shares
in
issue)
Shares
abstained (%
of total
shares in
issue)
99.91% 0.09%       382 920 452 87.07% 0.24%

Ordinary
resolution 6:

Re-election of audit and risk committee member: Fikile
De Buck
Shares voted
for (% total
shares voted)
Shares voted
against (% total
shares voted)
Total
shares
voted
(number)
Total
shares
voted (%
of total
shares
in
issue)
Shares
abstained (%
of total
shares in
issue)
99.90% 0.10%       382 952 720 87.08% 0.23%

Ordinary
resolution 7:

Re-election of audit and risk committee member: Simo
Lushaba
Shares voted
for (% total
shares voted)
Shares
voted
against
(% total
shares
voted)
Total shares voted
(number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained (%
of total
shares in
issue)
91.38% 8.62%         382 952 324 87.08% 0.23%
Ordinary
resolution 8:

Re-election of audit and risk committee member:
Modise Motloba
Shares voted
for (% total
shares voted)
Shares
voted
against
(% total
shares
voted)
Total shares voted
(number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained (%
of total
shares in
issue)
99.92% 0.08%         382 944 814 87.08% 0.23%
Ordinary
resolution 9:

Re-election of audit and risk committee member:
Karabo Nondumo
Shares voted
for (% total
shares voted)
Shares
voted
against
(% total
shares
voted)
Total shares voted
(number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained (%
of total
shares in
issue)
99.92% 0.08%          382 944 071 87.08% 0.23%
Ordinary
resolution 10:

Reappointment of external auditors:
PricewaterhouseCoopers Incorporated
Shares voted
for (% total
shares voted)
Shares
voted
against
(% total
shares
voted)
Total shares voted
(number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained (%
of total
shares in
issue)
91.69% 8.31%         382 946 063 87.08% 0.23%

Ordinary
resolution 11:

Approval of remuneration policy
Shares voted
for (% total
shares voted)
Shares voted
against (%
total shares
voted)
Total shares
voted (number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained
(% of
total
shares in
issue)
91.03% 8.97%              382 874 083 87.06% 0.25%
Ordinary
resolution 12:

General authority to issue shares for cash
Shares voted
for (% total
shares voted)
Shares voted
against (%
total shares
voted)
Total shares
voted (number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained
(% of
total
shares in
issue)
92.59% 7.41%            383 031 954 87.10% 0.21%
Ordinary
resolution 13:

Amendments to the share plan
Shares voted
for (% total
shares voted)
Shares voted
against (%
total shares
voted)
Total shares
voted (number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained
(% of
total
shares in
issue)
99.75% 0.25%              382 438 891 86.96% 0.34%
Special
resolution 1:
To approve non-executive directors’ remuneration
Shares voted
for (% total
shares voted)
Shares voted
against (%
total shares
voted)
Total shares
voted (number)
Total
shares
voted (%
of total
shares in
issue)
Shares
abstained
(% of
total
shares in
issue)
99.78% 0.22%              382 950 306 87.08% 0.23%
APPOINTMENT OF DIRECTOR
As a result of an administrative oversight, the confirmation of Peter
Steenkamp’s appointment as a director of the Company was not incorporated in the notice convening the annual general meeting of the
Company held on 25 November 2016, which meeting was the first general meeting of the Company occurring after Peter’s aforesaid appointment. The directors have re-appointed Peter as a director of the Company immediately following the annual general meeting. The Company apologises for the oversight and will include the confirmation of
Peter’s appointment as a director of the Company in the notice of the first general meeting to be held following his re-appointment.

ends.
For more details contact:

Riana Bisschoff
Company Secretary
+27(0)83 629 4706

Johannesburg, South Africa
28 November 2016

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 28, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name: Frank Abbott
Title: Financial Director